                                                                      EXHIBIT 20

FOR IMMEDIATE RELEASE



Contact for RPS:                  Edwin Frankel
                                  RPS Realty Trust
                                  (212) 370-8561

Contact for Ramco:                Dennis Gershenson
                                  Ramco-Gershenson, Inc.
                                  (810) 350-9900


                  RPS REALTY TRUST AND RAMCO-GERSHENSON, INC.
                                TO JOIN FORCES;
                         RPS TO BECOME AN EQUITY REIT


                 New York, New York, and Southfield, Michigan, July 14, 1994 -- RPS Realty Trust (NYSE: RPS) and Ramco-Gershenson, Inc. jointly announced today that they have reached an agreement in principle to effectuate a business combination through an operating limited partnership.

                 As contemplated by the letter of intent executed by both parties, Ramco will contribute 22 shopping center properties, containing approximately 3,900,000 leasable square feet, and stock in its property management corporation, while RPS will contribute seven retail properties, containing approximately 970,000 leasable square feet, and $75,000,000 in cash, to the operating partnership. This will result in the operating partnership owning and managing shopping centers and other retail properties containing almost 5,000,000 leasable square feet.

                 RPS will be the sole general partner of the operating partnership and will hold between 63% and 70% of the interests in the operating partnership, and Ramco will hold between 30% and 37%. The percentage interests to be received by the parties are based upon the relationship between the agreed upon values of the assets contributed by the parties, and are subject to adjustment based on changes in funds from operations attributable to the Ramco properties. It is also contemplated that prior to consummation of the transaction, RPS will dispose of its mortgage loan assets through prepayments, sales or a spin-off of such assets to RPS' shareholders.

                 The proposed business combination, which is currently anticipated to close late in the fourth quarter of 1994 or early in the first quarter of 1995, is subject to the completion of due diligence investigations by both parties and the preparation of definitive documentation, and is subject to a number of conditions, including RPS' Board of Trustees and shareholder approval, receipt of a fairness opinion from RPS' financial advisor, disposition of RPS' mortgage loan assets or consummation of the spin-off transaction, and the refinancing of certain Ramco property debt on specified terms. The transaction is also subject to the condition that, based on future changes in funds from operations from the Ramco properties, Ramco's interest in the operating partnership will not be less than 30%.

                 Upon consummation of the transaction, it is anticipated that RPS' headquarters will move to Southfield, Michigan and RPS will change its name to Ramco-Gershenson Properties Trust.

                 "The agreement with Ramco-Gershenson represents the successful culmination of management's efforts to convert RPS into an equity REIT," said Herbert Liechtung, President of RPS. "Management believes that the proposed transaction with Ramco- Gershenson will create an attractive portfolio of retail properties managed by a well-respected experienced organization which has exhibited significant development capabilities."

                 "Upon completion of this transaction, we will achieve many of the benefits of 'going public' without the need to raise equity in the IPO marketplace," said Dennis Gershenson, who will become CEO of the Trust upon completion of the proposed transaction. "We at Ramco-Gershenson believe that this combination will provide the Trust with access to the capital markets that will ensure its continued growth and success in the shopping center industry."

                 Ramco-Gershenson, Inc., which is controlled by principals Joel, Dennis, Richard and Bruce Gershenson and partner Michael Ward, is located in Southfield, Michigan, and has more than 40 years experience as a fully integrated shopping center developer. The company has developed over 70 shopping centers throughout its history, from super regional centers to free standing promotional department stores.




                                       3